UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

MORGAIN MINERALS INC.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

121 Richmond Street West, Suite 402, Toronto, Ontario Canada  M5H 2K1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common-Voting Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             39,230,289

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Page 1 of xxx

Index to Exhibits on Page xx

Morgain Minerals Inc.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	46
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	46
Item 15.	Controls and Procedures	46
Item 16.	Reserved	46

Part III

Item 17.	Financial Statements	47
Item 18.	Financial Statements	48
Item 19.	Exhibits	48

INTRODUCTION

Morgain Minerals Inc. was incorporated under the Company Act of the Province of British Columbia on May 10, 1983. On July 19, 1997, the shareholders of the Company approved a resolution to continue the Company under the Canadian Business Corporations Act (the “CBCA”). The Company’s continuance under the CBCA was completed on July 30, 1997. On July 22, 1998 the capital of the Company was changed from 60,000,000 common voting shares to unlimited common shares. The Company is registered extra-provincially in the Province of Ontario. In this Registration Statement, the “Company”, "we", "our", and "us", refer to Morgain Minerals Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 121 Richmond Street West, Suite 402, Toronto, Ontario Canada M5H 2K1; our telephone number is 416-364-5756.

BUSINESS OF MORGAIN MINERALS INC.

Morgain Minerals Inc. (the “Company") is principally a mineral company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's properties are located in Mexico. The Company will not know that a commercially viable mineral deposit, a reserve, exists in any of the properties until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 3/23/2004 the names, ages and dates of election of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

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Name	Age	Date First Elected or Appointed
Alfonso Daco (2)	59	November 1, 1996
Chester F. Millar (3)	72	February 25, 2004
Raymond J. Mongeau (1)(4)	66	November 29, 1993
Carl Di Placido (1)(5)	53	July 13, 1998
John Steers (1)(6)	67	April 30, 2002

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(1)  Member of Audit Committee.

(2)  Revolucion No 48A, Hermosillo, Sonora, Mexico .P. 83000

(3)  1861 Beach Avenue Ave. $315, Vancouver, B.C. VIG 1Z1

(4)  121 Richmond Street West, Suite 402, Toronto, Ontario M5H 2K1

(5)  121 Richmond Street West, Suite 402, Toronto, Ontario M5H 2K1

(6)  121 Richmond Street West, Suite 402, Toronto, Ontario M5H 2K1

_____________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 3/23/2004, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

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Name and Position	Age	Date of First Appointment

Chester F. Millar, President/CEO	72	February 26, 2004
Michelle Evans, Secretary/Treasurer	33	October 16, 1995

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______________________________________________________________________________

______________________________________________________________________________

Chester Millar’s business functions, as President and Chief Executive Officer of the Company include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Michelle Evans’s business functions, as Corporate Secretary/Treasurer, include assisting the President with financial and corporate administrative matters.  The Corporate Secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and shall have such other powers and duties as the Board of the chief executive officer may specify.  The secretary may delegate all or part of the secretary’s duties to a nominee from time to time.

1.B.  Advisors

The Company’s attorneys are: Fraser Milner Casgrain

                             Contact: Brian Abraham

                             The Grosvenor Building

                             15th Floor, 1040 West Georgia Street

                             Vancouver, British Columbia CANADA V6E 4H8

                             Telephone: 604-443-7134

                             Facsimile: 604-683-5214

The Company’s bank is:       Bank of Nova Scotia

                             4 King Street West at Bay

                             Toronto, Ontario CANADA M5H 1H1

                             Contact: Maria Bettencourt

                             Telephone: 416-933-1182

                             Facsimile: 416-866-2828

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding three periods was David Henderson, Chartered Accountant. Mr. Henderson is a member of the Canadian Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended December 31st was derived from the financial statements of the Company that have been audited by David Henderson, Independent Chartered Accountant, as indicated in his audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2000/1999 ended December 31st was derived from the financial statements of the Company that were audited by David Henderson, Independent Chartered Accountant; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

CANADIAN GAAP	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/00

Revenue	$25	$39	$47	$47	$23
Loss for the Period	($2,761)	($996)	$385	$288	$1,495
Basic Loss Per Share	($0.08)	($0.04)	$0.02	$0.01	$0.07
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)		26,730	23,800	21,657	20,729
Period-end Shares(000)	39,230	29,228	24,086	23,029	20,729

Working Capital	$209	$124	($2.6)	$467	$739
Mineral Properties	$2,044	$2,775	$2,616	$1,988	$1,554
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$16,813	$15,330	$13,854	$13,430	$12,695
Shareholders’ Equity	$2,262	$3,540	$3,059	$3,019	$2,572
Total Assets	$2,613	$3,653	$3,337	$3,107	$2,604

US GAAP				N/A	N/A
Net Loss	($2,029)	($1,155)	($1,012)	($723)	N/A
Loss Per Share	($0.06)	($0.04)	($0.04)	($0.03)	N/A
Mineral Properties	Nil	Nil	Nil	Nil	N/A
Shareholders’ Equity	$218	$765	$436	$1,032	N/A
Total Assets	$119	$878	$721	N/A	N/A

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(1) Cumulative Net Loss during exploration stage through 12/31/2003, under US GAAP, is ($16,595,360)

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each of the last six months is also disclosed.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

February 2004		1.34	1.31	1.34
January 2004		1.33	1.27	1.33
December 2003		1.34	1.30	1.29
November 2003		1.33	1.30	1.30
October 2003		1.35	1.30	1.32
September 2003		1.37	1.35	1.35

Fiscal Year Ended 12/31/2003	1.39	1.58	1.30	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44
Fiscal Year Ended 12/31/1998	1.49	1.57	1.41	1.54

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2003.  As of 12/31//2003, the Company had cash and cash equivalents totaling $284,674.  The Company has no significant debt outstanding as of 12/31/2003 and had issued and outstanding common-voting shares of 39,230,289.

Table No. 5

Capitalization and Indebtedness

December 31, 2003

______________________________________________________________________________

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
39,230,289 Common–voting shares issued and outstanding	$16,813,109
Contributed Surplus	Nil
Retained Earnings (deficit)	($14,551,313)
Net Stockholders’ Equity	$2,261,796
TOTAL CAPITALIZATION	$16,813,109

As of 12/31/2003
Stock Options Outstanding:	3,200,000
Warrants Outstanding:	13,604,729
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Morgain Minerals Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Morgain Minerals in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Morgain Minerals having to cease operations.

Morgain Minerals Inc. Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Morgain Minerals has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which Morgain Minerals Has an Interest:

Unregistered agreements or unregistered transfers of title could cause Morgain Minerals to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to Morgain Minerals.

Mineral Prices May Not Support Corporate Profit for Morgain Minerals Inc.:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

Morgain Minerals Has Minimal Positive Cash Flow and No History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss through December 31, 2002 since the Company’s inception of the development stage, according to U.S. GAAP, is ($14,565,914). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of December 31, 2003, Morgain Minerals had 3,500,000 share purchase options outstanding and 13,604,729 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 39,230,289 to 56,335,018.  This represents an increase of 44% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Morgain Minerals Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities requiring permits from various Mexican governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Morgain Minerals to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Morgain Minerals Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Morgain Minerals may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Morgain Minerals to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Morgain Minerals And Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s Class “A” shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common-voting shares in the United States and shareholders may find it more difficult to sell their shares.

Morgain Minerals is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Morgain Mineral’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Morgain Mineral’s growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Chester F. Millar; its Mineral Exploration Manager, Alfonso Daco, its Chairman and former President, Raymond Mongeau, its Director Carl Di Placido and its Director and John Steers. Loss of these individuals could have a material adverse effect on the Company.  Morgain Minerals has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Morgain Minerals’ Stockholders

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Morgain Minerals’ stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Morgain Minerals, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Morgain Minerals’ Stockholders

Because the success of Morgain Minerals is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common-voting shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Morgain Minerals.  The Company is a corporation incorporated in Canada under the Canada Business Corporations Act and subsequently Extra-Provincially registered in the province of Ontario.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) Where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) There has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Morgain Minerals is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

Foreign Operations:

The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.  The Company currently has exploration projects located in Mexico.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Morgain Minerals Inc. was incorporated under the Company Act of the Province of British Columbia on May 10, 1983. On July 19, 1997, the shareholders of the Company approved a resolution to continue the Company under the Canadian Business Corporations Act (the “CBCA”). The Company’s continuance under the CBCA was completed on July 30, 1997. On July 22, 1998 the capital of the Company was changed from 60,000,000 common voting shares to unlimited common shares. The Company is registered extra-provincially in the Province of Ontario.

The Company’s executive office is located at:

   121 Richmond Street West, Suite 402

   Toronto, Ontario, Canada M5H 2K1

   Telephone: (416) 364-5756

   Facsimile: (416) 364-2595

   Website: www.morgainminerals.com

   Email: Morgain@istar.ca

The contact person is: Raymond Mongeau, Director

The Company's fiscal year ends December 31st.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "MGM".

The Company has an unlimited number of common-voting shares without par value authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 39,230,289 common-voting shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Morgain Minerals Inc. was incorporated under the Company Act of the Province of British Columbia on May 10, 1983. On July 19, 1997, the shareholders of the Company approved a resolution to continue the Company under the Canadian Business Corporations Act (the “CBCA”). The Company’s continuance under the CBCA was completed on July 30, 1997. On July 22, 1998 the capital of the Company was changed from 60,000,000 common voting shares to unlimited common shares. The Company is registered extra-provincially in the Province of Ontario.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common-voting shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

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Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

Fiscal 1998	Nil	Nil	Nil
Fiscal 1999	Special Warrant Adjustment	7,934	Nil
Fiscal 2000	Exercise of Options Private Placement (1)	300,000 2,000,000	$135,000 $600,000
Fiscal 2001	Exercise of Options Exercise of Warrants (2) Private Placement (3) Private Placement (4)	250,000 75,000 200,000 532,000	$112,500 $30,000 80,000 $202,160

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Fiscal 2002	Private Placement (5) Private Placement (6) Private Placement (7)	880,000 2,000,000 2,262,500	$220,000 $600,000 $656,125
Fiscal 2003	Private Placement (8) Private Placement (9) Private Placement (10) Exercise of Warrants (11)	400,000 400,000 8,322,229 880,000	$100,000 $120,000 $998,667 $264,000

(1)

On August 3, 2000, the Company completed a private placement consisting of 2,000,000 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to purchase one common share at $0.40 per share on or before May 18, 2001.

(2)

The warrants, which were exercised, were associated with the private placement described in (1) above.

(3)

The Company sold 200,000 units at $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to purchase one common share at $0.55 until January 18, 2002 or from January 19, 2002 to January 18, 2003 at $0.65.

(4)

The Company sold 532,000 units at $0.38 per unit.  Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.38 until July 25, 2002 and from July 26, 2002 to July 25, 2003 at $0.42.

(5)

The Company sold 880,000 units at $0.25 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.30 until November 25, 2003.

(6)

The Company sold 2,000,000 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.30 until April 23, 2004.

(7)

The Company sold 2,262,500 units at $0.29 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.35 until April 26, 2004.

(8)

The Company sold 400,000 units at $0.25 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at $0.30 per unit until January 10, 2005

(9)

The Company sold 400,000 units at $0.30 per unit. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at $0.36 until February 5, 2005.

(10)

The Company issued 8,322,229 units at $0.12 per unit, including 942,229 units, which were issued to Haywood Securities as payment for assistance in this private placement. Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional share for $0.17 until June 24, 2004.  From June 24, 2004 until June 24, 2005, the holder can purchase an additional share for $0.22.

(11)

These warrants resulted from the private placement describe in (5) above.

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1998	$2,626
Fiscal 1999	Nil
Fiscal 2000	$4,906
Fiscal 2001	Nil
Fiscal 2002	$540
Fiscal 2003	$6,856

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years Morgain Minerals has been exploring mineral properties in Mexico. In this regard, the Company’s current areas of interest are: the El Cairo Project; the Tronamex Project; the Coahuila Gypsum Properties; the El Compa Gold Project; the Cuatro Hermanos Porphyry Copper-Molybdenum Property; and, the Zacatecas Silver Project.

In January of 2000, Morgain Minerals announced that through its wholly owned Mexican subsidiary, Minera MGM S.A. de C.V it had purchased a 70% equity interest in a private Mexican company called Compania Minera El Arca S.A. de C.V. (“El Arca”). As a result of this transaction, the Company gained a 70% interest in the El Arca silver processing plant along with 100% of two mineral claims totalling about 5,000 hectares located in the state of Zacatecas in Mexico. (The Zacatecas Silver Project) Later in the year, the Company announced that through El Arca it optioned a silver mine from the local owners (the Coartade Family, an unrelated family to the Company). The above indicated two mineral claims and the tailings were subsequently abandoned.

On September 14, 2000, the Company announced that it had received environmental permits from the Mexican governmental authorities to begin mining and harvesting minerals from it Tronamex Project. In November 2000, the Company began mining operations at the Tronamex Project.

In November of 2000, the Company announced that it had acquired, by staking, a gypsum deposit located in the Mexican state of Coahuila. (The Coahuila Gypsum Properties)

During Fiscal 2001 the Company began to upgrade the El Arca silver-processing mill in Zacatecas.

Limited production occurred on the Tronamex Project. Seventy tons of finely crushed trona was shipped to dairy farmers for use as an animal feed supplement. The Company did not have the necessary capital to place this property into full production in 2001 and consequently management began to seek out joint venture partners.

Limited exploration activities were carried out on the Company Coahuila Gypsum properties during Fiscal 2001; however, due to a lack of capital the only result obtained was the discovery of a selenite (crystals of gypsum) bed within three of the concessions.

During Fiscal 2001, the Company completed various financings as described above in ITEM 4 INFORMATION ON THE COMPANY, FINANCINGS.

On January 18, 2002 the Company acquired by way of a lottery conducted by the Federal Regional Director of the Department of Mines (Mexico) approximately 85% of the El Cairo gold deposit (formerly owned by Battle Mountain Gold Inc.) located in Durango, Mexico. Later in the year (September 16, 2002), a pre-feasibility study pertaining to this property was completed by A.C.A. Howe International Limited. As a result of this study, it was determined that mineable reserves were 20.9 million tonnes grading 0.82 grams of gold per tonne.  (Mineable reserves are any mineral reserves that can be mined at a profit.)

During Fiscal 2002 the Company also signed an agreement with Productos Quimcos Roda, S.A. de C.V. (“PQR”), an unrelated private Mexican company, to continue development of the Tronamex project. This agreement is described in the Item 4.D. Property Plant and Equipment, The Tronamex Project.

Two attempts were made during Fiscal 2002 to process silver-bearing dumps at the El Arca silver floatation mill located n the state of Zacatecas in Mexico. During the second attempt, which occurred in December of 2002, the mill operated for thirty straight days without interruption and the operation broke even.

During Fiscal 2002, the Company completed various financings as described above in ITEM 4 INFORMATION ON THE COMPANY, FINANCINGS

In early Fiscal 2003 (February 5, 2003) the Company signed a purchase agreement with Geomaque Exploration Ltd. (“Geomaque”) for the option to purchase Geomaque’s San Francisco Mine ADR process plant which is located in Sonora, Mexico. The total purchase price agreed upon was US$550,000, US$25,000 of which was paid to secure this option until April 5, 2003. Geomaque is an unrelated public company, which traded on the TSX Venture Exchange until June 25, 2003 when it amalgamated with Defiance Mining Corporation. The Company elected to let this option expire as management felt the purchase of the processing plant was not necessary.

During the Fall of 2003, the Company began a drilling program on the El Cairo project. Management of the Company hired Layne de Mexico, S.A. de C.V., a private and unrelated Mexican contractor, to diamond drill six PQ drill holes totalling 825 meters as was previously recommended by A.C.A. Howe International Limited (“Howe”). On November 13, 2003, the Company announced that the drill program was completed and that Howe personnel were supervising the core splitting and assaying of the core, which was to be subsequently shipped to the Chemex Inc. laboratory, located in Vancouver, British Columbia for analytical analysis.

During the latter part of Fiscal 2003, the Company also acquired by staking additional claims, about 500 hectares, located in Sonora.  Currently, a limited exploration program consisting of soil sampling is in progress.

On December 5, 2003, the Company announced that it had agreed in principle to a joint venture agreement with Columbia Metals Corporation Limited (“Columbia”), an unrelated public company that trades on the TSX Venture Exchange under the symbol “YOM” that has been subsequently changed to “COL”. By the terms of this agreement, Columbia agrees to fund the Company’s El Compa project into commercial production at an initial minimum rate of seventy-five tons per day, or 1500 tons per month and/or spend US$1 million on the property over a three-year period to earn a 60% equity interest in the project.

The Company decided to enter into this agreement with Columbia because it would allow it to concentrate the majority of its efforts on the El Cairo project.

During Fiscal 2003, the Company completed various financings as described above in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Plan Of Operations

Source of Funds for Fiscal 2003/2004

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had a working capital balance of $209,174 at 12/31/2003. (On November 25, 2003, 880,000 share purchase warrants were exercised for a total of $264,000) The Company had $35,021 in cash and cash equivalents at 12/31/2002 and $284,674 at 12/31/2003.  The increase in cash was the result of the financings completed between January 1, 2003 and December 31, 2003.

Use of Funds for Fiscal 2003/2004

During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $600,000 and $650,000 on general/administrative expenses.  During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $1.3 million and $8 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company will continue to focus the majority of its efforts on the development of the El Cairo property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 12/31/2003, 12/31/2002, and 12/31/2001, respectively: $2,044,047, $2,775,175, and $2,615,588 of the assets were located in Mexico; none of the assets were located in the USA, and $568,787, $878,159, and $721,157, of the assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from Mexico’s governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Morgain Minerals Inc. was incorporated under the Company Act of the Province of British Columbia on May 10, 1983. On July 19, 1997, the shareholders of the Company approved a resolution to continue the Company under the Canadian Business Corporations Act (the “CBCA”). The Company’s continuance under the CBCA was completed on July 30, 1997. On July 22, 1998 the capital of the Company was changed from 60,000,000 common voting shares to unlimited common shares. The Company is registered extra-provincially in the Province of Ontario.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,607 sq. ft. at 121 Richmond Street West, Suite 402, Toronto, Ontario, Canada M5H 2K1.  The Company began occupying these facilities in August 1995.  Monthly rent is $3,620.46.

The Company is concentrating all of its efforts in Mexico. What follows is a discussion of the Company’s interests in Mexico.

Concessions in Mexico

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation.  All mining activity requires a concession from the federal government.  A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992.  Under this law, the exploration concessions will be granted for a non-extendable six-year period.  Exploitation concessions have a 50-year term and are renewable for another 50-year term with a 5-year prior notice.  However no concession will be granted within areas that have been incorporated into the National Mining Reserves.

Environmental Regulation in Mexico

The Ministry of Social Development and the Ministry of Agriculture and Water Resources are mainly responsible for the protection and preservation of the environment in Mexico.  A number of permits and authorizations with regard to environmental protection are required for mining and exploration-related activities.  The authorization of the Ministry of Social Development is required for all major exploration activities.  Some of the permits required for mining and plant operation are: water discharge permit, operating permit, water well usage permit, land use permit, explosives permit, and hazardous materials handling permit.  In addition, there are regulations concerning noise, gas and dust emission, dumps, oil and fuel storage, and electrical transformers.

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in the last few years.  The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete an Environmental Impact Statement, if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.  This is to ensure that the project impacts will be in compliance with principal environmental regulations, including these for prevention of water and air pollution, noise limits, hazardous waste use and transport.

The El Cairo Project

Acquisition Details

The Company acquired the mineral rights to the El Cairo Project on January 18, 2002 by way of a lottery conducted by the Federal Regional Director of the Department of Mines in Mexico. The project consisted of mineral rights to 25 hectares of land. On September 20, 2002 the Company entered into an option agreement, through its wholly owned subsidiary Minera MGA S.A. de D.V. (“MGM”), with Eduardo Nunez Medina et al (“Medina”) for the purchase of the mineral rights to an additional ninety hectares of land surrounding the El Cairo project. The ninety hectares consist of two claims: the Justicia and the Oro.  This agreement was re-negotiated on the following terms:

1.

MGM to pay Medina US$23,400 upon signing (paid) plus the tax on the property;

2.

MGM to pay Medina on August 14, 2003 US$50,000 (paid);

3.

MGM to pay Medina on December 16, 2003 US$40,000 (paid);

4.

MGM to pay Medina on July 10, 2004 US$40,000;

5.

MGM to pay Median on Sept. 1, 2004 US$101,750;

6.

MGM to pay Medina US$5.50 per ounce of gold produced by the Company from Medina’s land.

Property Description and Location

The El Cairo project is located in the state of Sonora in Mexico. It is located in the municipality of San Juan de Rio.

Prior Work Done by Former Owners

Battle Mountain Gold, Inc., an unrelated company, spent US$3 million to acquire the El Cairo project and in excess of US$8 million on exploration in the immediate area.  Based on the drilling results of this program Battle Mountain Gold, Inc. outlined a combined oxide-sulphide resource of 62.3 million tons grading 0.63 grams of gold per ton including 32 million tons of oxide ore grading 0.69 grams of gold per ton at a cut-off grade of 0.35 grams of gold per ton.

Battle Mountain Gold, Inc. was acquired by Newmont Mining, an unrelated company, in 2000. Management of Newmont Mining determined that the El Cairo project was not of sufficient size to meet its corporate objectives and the El Cairo project was returned to the Government of Mexico.

Future Plans by Morgain Minerals Inc.

In 2004 Morgain plans to complete a bankable feasibility study on the project and raise $US6.5 million in a debt/equity/convertible instrument. In January 2004 the company filed for an exploitation permit. Before the end of March 2004 the company plans to begin the necessary environmental permitting. Once funds and permits are in place the company plans to commit the necessary money to bring the El Cairo property into commercial production.

The Tronamex Project

Acquisition Details

The Company, through its wholly owned subsidiary Mineral MGM S.A. de C.V. (“Minera”), acquired by staking the claims, which comprise the Tronamex Project. These claims are described as follows:

Name	Mexican Government File Number	Size (Hectares)

Karla	21149	20,709
Karla I	21167	645
Karla III	21171	112

The Company has an agreement with the surface owners for the use of the surface rights in exchange for a monthly sum of US$1,000 per month when in Trona production or exploitation. The Company also has an agreement to use the lagoons in the area for the harvest of Trona by evaporation of rich-trona brines for a period of fifty years thereafter renewable for a one time fee of US$30,000.

In 2002, the Company entered into an agreement through it wholly owned Mexican subsidiary, Minera MGM S.A. de C.V., with a private Mexican company called Productos Quimicos Roda, S.A. de C.V. (“PQR”) for the development of this project to production status. By the terms of this agreement a new private Mexican company was formed called Tronamex, S.A. de C.V. (“Tronamex”). The Company owns 50% of Tronamex and PQR owns the remaining 50%.

The terms of this agreement are as follows:

MGM transferred its trona rock and brines properties, its crushing and bagging equipment, truck, rented office and trademark into Tronamex. PQR contributed US$100,000 for additional equipment, operating costs and working capital to bring the property into production. MGM is responsible for mining and shipping rock trona to PQR’s facilities in Torreon, Mexico at which place PQR is responsible for crushing, bagging, selling and distributing the trona. From January 2003 through March 2003, 230 tons of the product was mined, processed and sold.

Property Description and Location

The Tronamex Project is located in the northwest part of Sonora, Mexico

Natural Trona – Content and Markets

Natural trona is an industrial-type mineral occurring in the form of rock crystal beds and brines, consisting of sodium sesquicarbonate with minor amounts of other salts and impurities including sand, clay, magnesium, calcium, etc.

Trona is a rare mineral but where it exists the deposits are generally large.  There are a large number of other minerals containing sodium carbonate but trona is at present the only mineral mined on a large scale for the production of soda ash, which is used primarily in the manufacture of glass (50%) and, to a lesser extent, chemicals (25%). Trona products are quite ubiquitous however, and are also utilized in paper production, detergents (as buffer and fill), agriculture (fed to cattle to improve digestion and milk production), pollution control systems, leather tanning, water softening and various buffering and chemical applications. Other products processed from trona are sodium bicarbonate, sodium sulphite and sodium hydroxide.

Trona Brines – Method of Extraction

One of the better methods of extracting trona brines in the Tronamex area is by the Solar Evaporation method.

Future Plans by Morgain Minerals Inc.

Morgain plans to complete an audit to ensure that PQR has contributed $US 100,000 to the venture and complete formation of the new company Tronamex S.A. de C.V. Following complete formation of the company Tronamex S.A.de C.V. plans are underway to seek markets in S.E. Asia where there is interest in the products for the dairy farm and chicken industries.

The Coahuila Gypsum Properties

Acquisition Details

The Company acquired its Coahuila Gypsum Properties by staking.

Property Description and Location

The properties now consist of three concessions, which encompass about 8,000 hectares. The concessions contain flat lying gypsum occurrences in an area, which is known to contain selenite gypsum, selenite being pure crystal gypsum.

Future Plans by Morgain Mineral Inc.

The Company has no immediate plans for work on this property and is currently holding it in inventory.

The El Compa Gold Project – Santa Fe de Amarillas, Cruz Verde, Zapata, Zapata II, La Carmen, Manchuria, San Martin, Las Guasimas Frac 1, La Argentina and Santa Rosa Concessions.

Acquisition Details

The Company completed an option agreement to acquire a 100% interest in the Santa Fe de Amarillas and Cruz Verde Concessions on July 10, 1996 with Rodolfo Quijada Quintana, an unrelated person, to acquire both concessions for US$18,750.

The Company completed an option agreement to acquire a 100% interest in the Zapata and Zapata II and La Carmen Concessions on January 6, 1996 with Manuel de Jesus Villa Ruiz, an unrelated party, to acquire both concessions for US$18,750.

The Company completed an agreement on July 17, 1996 with German Villa Ruiz, an unrelated party, to acquire a 100% interest in the Manchuria, San Martin, Las Guasimas Frac 1, La Argentina and Santa Rosa Concessions for a total purchase price of US$75,000. The agreement was since modified and the Company paid US$24,200 for a 100% interest in these properties.

Property Description and Location

The El Compa Gold Project consists of exploration concessions totalling 5,558 hectares, located just to the north of the village of Sahuaripa in eastern Sonora, about 297 kilometers by paved highway east of Hermosillo which is the capital of Sonora. A gravel airstrip suitable for light aircraft is located in Sahuaripa.  Access to the property is by a network of gravel ranch roads from Sahuaripa and then by roads constructed by the Company.

Prior Work by Previous Owners

Small-scale gold and silver mining in the area around the El Compa Gold Project is believed to pre-date Spanish Conquistador era.  From Spanish times to the early 1900’s gold and silver mining continued on a somewhat larger scale and in the late 1800’s to the early 1900’s mining of copper, zinc, lead, silver and gold veins took place. Some of these small mines were sufficiently high-grade that concentrates were shipped via mule, barge and then rail to El Paso for refining. Placer mining took place on the Yaqui River, down slope from the Argentina and Santa Fe claims. Local prospectors still work the regions weathered vein systems with hand tools.

Prior Work By the Company

In the past six years the Company has spent US$147,152 on the property for geological mapping, airborne geophysical surveys, reconnaissance and detailed geochemical survey, ground I.P. survey, surface taxes and twenty-nine short reverse circulation drill holes.  The Company has spent no funds on the property for the last three years.

Future Plans By Morgain Minerals Inc.

On December 15, 2003 the company announced that it has agreed in principle to a joint venture agreement with Columbia Metals Corporation Limited whereby Columbia agrees to fund Morgain's El Compa gold project in the State of Sonora, Mexico into commercial production at an initial minimum rate of 75 tonnes per day, or 1500 tonnes per month and/or spend $US 1.0 million on the property over a three year period to earn a 60% equity interest. See press release for additional details.

Cuatro Hermanos Porphyry Copper-Molybdenum Property

Acquisition Details

The Company acquired a 100% interest in this property by exercising an option agreement, which required that it pay a total of US$108,000 for the interest. The Company’s 100% interest was subject to a 15% net smelter royalty payable to the vendor.  On September 19, 1995 the Company paid the vendor US$155,000 for the net smelter royalty. The Company purchased the property and purchased back the net smelter royalty from CIA Mineral Cobredura S.A. de C.V., an unrelated private Mexican company.

Property Description, Location and Access

The Cuatro Hermanos property as shown on the attached location map is about 155 kilometers southeast of Hermosillo in the Municipio of Onavas in the state of Sonora, Mexico. Access to the property is via paved highway No. 16 for a distance of 130 kilometers, and thereafter, via an unimproved gravel road for an additional 70 kilometers.

The Yaqui River, a major river draining south towards the City of Obregon, passes about 5 kilometers east of the property. The quantity of water flowing down the Yaqui River is immense and by utilizing a series of dams the river flows at approximately the same rate yearly. The quantity of water flowing is many times that needed for a major mining operation.

Electric power is available from the town of La Dura, a distance of about 5 kilometers.

Mining Claims in the Cuatro Hermanos Project (Sonora, Mexico)

CLAIM NAME	AREA (Hectares)	Title No.
Maria	350.0000	198690
Noemi	157.0869	199097
Cuatro Hermanos	500.0000	187081
Santa Carolina	495.0000	166037
Constancia	495.0000	177196
Betty	100.0000	199098
Guadalupe	268.2142	198826
Rosa	360.0000	200454
TOTAL AREA	2725.3011

Prior Work by Previous Owners

Exploration work has been carried out by various companies. In 1969 Occidental Petroleum Corporation began exploring the property. Amoco Corporation acquired the property in 1974 after Occidental Petroleum ceased mineral exploration.  In 1981, Cominco Ltd. acquired the property and continued exploration work.

These companies completed twenty-eight drill holes and all encountered modest to significant copper-molybdenum mineralization.

Future Plans

The Company plans to further explore the property through further drilling in the near future.

The Zacatecas Silver Project

The Company’s interests in the Mexican state of Zacatecas consist of the El Arca flotation mill and the Sauceda silver vat leach plant.

Acquisition of Interest: El Arca Floatation Mill

The Company, through its wholly owned Mexican subsidiary, Minera MGM S.A. de C.V. (“Minera MGM”) completed a share purchase agreement on January 3, 2000 with a private Mexican company, Compania Minera El Arca S.A. de C.V (“Minera El Arca”) whereby Minera MGM purchased a 70% equity interest in Mineral El Arca for cash payments totalling US$300,000, the amount of which was later renegotiated to US$130,000 and some capital expenditures in the amount of US$50,000.

Current Status of El Arca Floatation Mill

As of April 12, 2003, the mill was inactive. The Company has ongoing litigation with the former owner of the mill.  The Company had agreed to acquire a 70% interest, as described above, and in February 2001 agreed to resell its interest to the 30% holder. The purchaser failed to make the payments as agreed and the Company sued the purchaser and won embargo (possession) proceedings in the courts in the states of Sonora and Zacatecas. The courts have granted the mill in favour of the Company; however, the purchaser appealed the decision.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2003 the Company appointed Mr. J. R. Doran as President and Chief Operating Officer. (Announced on May 16, 2003.) During Fiscal 2003, the Company raised $1,269,600 through the sale of 8,722,229 units as described above and the exercise by warrant holders of 880,000 share purchase warrants, also described above. Most of the Company’s exploration efforts were expended on the El Cairo Property.  This work consisted of exploratory drilling. The Company also agreed in principle to a joint venture agreement with Columbia Metals Corporation Limited (“Columbia”) whereby Columbia agreed to spend $US1 million on the El Compa gold property over a three year period to earn a 60% equity interest in the project.

Subsequent to December 31, 2003, the Company appointed Chester F. Millar as President and Chief Executive Officer.  Mr. Rod Doran remained with the company as an advisor.

With the price of precious metals rising since November 2001, management will concentrate the majority of its efforts on the Company’s mineral exploration projects in Mexico.

Results of Operations

Fiscal 2003 Ended 12/31/2003 vs. Fiscal 2002 Ended 12/31/2002

During the financial year ending December 31, 2003, the company realized income in the amount of $25,132 (2002-$38,578). Income during Fiscal 2003 and 2002 all came from the sale of Trona from the Company’s Tronamex Property. During Fiscal 2003, the Company realized interest income in the amount of $3,782.

Expenses incurred during the financial year ended December 31, 2003, were $2,785,706, which represented an increase of $1,751,546 over expenses of $1,034,160 incurred during the financial year ended December 31, 2002.  The most significant component of the increase in expenses was in the categories of “mining claims abandoned” and “Write down of investment in El Arca”.

During Fiscal 2003, the Company abandoned mineral claims in Mexico in the amount of $979,300. The principal properties written off in Mexico were the Trona, the La Sauceda Vat Leach and the Gypsum.  Management elected to write off the expenditures but plan to hold these assets for better product prices and better markets. Administrative expenses were $547,479 during Fiscal 2003. This was an increase of $160,177 over Fiscal 2002 when administrative expenses were $387,302. The primary reason for the increase in expenses was higher legal, travel and employee salaries required by increased corporate activity.

The Company wrote down its investment in Compania Minera El Arca S.A. de C.V. (El Arca) during Fiscal 2003 to $1.  The Company is currently involved with ongoing litigation with the former owner of the El Arca Mill.  The court has ruled in favor of the Company; however, the former owner has appealed this decision. The Company is currently awaiting the Court’s decision regarding the appeal and has put the entire project on standby.

The Company spent $772,651 during Fiscal 2003 on its mineral properties as outlined below:

Property	Funds Spent	Reason for Expenditure

Tronamex	$77,258	The property was placed into production by the Company and its partner Productos Quimicos Roda, S.A. de C.V.
Vat Leach (La Sauceda)	$13,876	Maintenance
El Arca Mill	$21,880	Continuation of re-activation project which was subsequently abandoned.
Gypsum	$288	Sampling
El Compa	$1,445	Maintenance
Cuatro Hermanos	$17,613	General exploration work
El Cairo	$462,859	Development work.
Others	$227,448	Staking of claims and general exploration work.

The company recorded a net loss of ($2,785,706) during the year ended December 31, 2003, compared to a net loss of ($995,582) in the previous year.  The most significant components of the increased losses as discussed above, related to write downs of mining claims and the write down of the Company’s investment in El Arca.  This resulted in a net loss of ($0.083) per share, compared to a net loss of ($0.042) per share in the previous year.

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

During the financial year ending December 31, 2002, the company realized income in the amount of $38,578 (2001-$98,255). Income during Fiscal 2002 all came from the sale of Trona from the Company’s Tronamex Property. During Fiscal 2001, the Company realized interest income in the amount of $2,402 and a gain on the sale of marketable securities in the amount of $48,916.

Expenses incurred during the financial year ended December 31, 2002, were $1,034,160, which represented an increase of $551,364 over expenses of $482,796 incurred during the financial year ended December 31, 2001.  The most significant component of the increase in expenses was in the category of “mining claims abandoned”. During Fiscal 2002, the Company abandoned mineral claims in Mexico in the amount of $444,694 and properties in the Canadian province of Saskatchewan in the amount of $112,940. The properties written off in Mexico were the general exploration mineral properties and the properties written off in Saskatchewan were the Saskatchewan diamond properties.  Management elected to drop these properties because of disappointing exploration results. During Fiscal 2001, the Company abandoned mineral claims in Mexico in the amount of $198,684. The claims written off in Mexico during Fiscal 2001 were the general exploration mineral properties. Management elected to drop these properties because of disappointing exploration results. Administrative expenses were $387,302 during Fiscal 2002. This was an increase of $155,860 over Fiscal 2001 when administrative expenses were $231,442. The primary reason for the increase in expenses was higher legal, travel and employee salaries required by increased corporate activity.

The Company spent $717,221 during Fiscal 2002 on its mineral properties as outlined below:

Property	Funds Spent	Reason for Expenditure

Tronamex	$18,684	The property was placed into production by the Company and its partner Productos Quimicos Roda, S.A. de C.V.
Vat Leach (La Sauceda)	$16,534	Maintenance
El Arca Mill	$241,847	Re-activation of the El Arca flotation mill. A mill consultant was hired to oversee the operations of the mill. A metal recovery rate of 70% was achieved through August 8, 2002.
Gypsum	$4,432	Sampling
El Compa	$12,107	Exploratory drilling
Cuatro Hermanos	$43,612	General exploration work
El Cairo	$152,377

     The Company acquired this property on January 18, 2002. The Company completed a pre-feasibility study that was announced on October 21, 2002. The Company also acquired additional land adjacent to the project.

Others	$227,448	Staking of claims and general exploration work.

The company recorded a net loss of ($995,582) during the year ended December 31, 2002, compared to a net loss of ($384,541) in the previous year.  The most significant components of the increased losses as discussed above, related to write downs of mining claims.  This resulted in a net loss of ($0.03) per share, compared to a net loss of ($0.02) per share in the previous year.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

During the financial year ended December 31, 2001, the company realized income in the amount of $98,255 (2000-$105,471), other income in the amount of $46,937 (2000 - $47,220), interest income in the amount of $2,402 (2000-$8,368) and a gain on disposal of marketable securities in the amount of $47,916 (2000-$49,883), for an aggregate of $98,255.

The principal reasons for the decrease in interest income from $8,368 to $2,402 during the year were prevailing interest rates being considerably lower than in the prior fiscal period and the company having less capital on which interest was earned.

Expenses incurred during the financial year ended December 31, 2001, were $482,796, an increase of $89,006 over expenses of $393,790 incurred during the financial year ended January 31, 2000.  The most significant component of the increased expenses was an increase of $74,775 in the category of “mining claims abandoned from $123,909 in the previous year $198,684 during Fiscal 2001. Administrative expenses increased in the amount of $45,527 going from $185,915 in the previous year to $231,442 during Fiscal 2001.

The company recorded a net loss of ($384,541 during the year ended December 31, 2001, compared to net loss in the amount of ($288,319) in the previous fiscal year.  This resulted in a net loss of ($0.02) per share for Fiscal 2001 compared to net loss of ($0.01) per share for Fiscal 2000.

Liquidity and Capital Resources

Fiscal 2003 Ended 12/31/2003

As at December 31, 2003 the Company had an accumulated deficit of (($14,551,313) and working capital of $209,174. Of this amount, $284,674 was represented by cash; $228,768 was represented by accounts receivable; $40,000 was represented by a loan to a director, Mr. Carl Di Placido; and, $6,770 was represented by prepaid expenses.

During the fiscal year ended December 31, 2003, the Company completed three private placements.

The Company sold 400,000 units at $0.30 per unit. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at $0.36 until February 5, 2005.

The Company issued 8,322,229 units at $0.12 per unit, including 942,229 units, which were issued to Haywood Securities as payment for assistance in this private placement. Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional share for $0.17 until June 24, 2004.  From June 24, 2004 until June 24, 2005, the holder can purchase an additional share for $0.22.

The Company sold 400,000 shares to a director, Mr. Carl Di Placido, by way of a private placement transaction of 400,000 units at a price of $02.5 per unit on January 10, 2003.  Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.30 per share for a period of two years.

Cash Used for Operating Activities during Fiscal 2003 was ($604,305) including the net loss for the fiscal year of ($2,760,574).  The adjustments for the fiscal year were: mineral properties abandoned in the amount of $1,503,779; the write down of an investment in the amount of $650,285 and depreciation in the amount of $2,205. The reasons for the abandonment of the mineral properties and the write down of the investment are disclosed above in “Results of Operations for the Fiscal Years Ended 2003 and 2002”.

Changes in non-cash working capital was ($164,310) and consisted of accounts payable in the amount of $237,407); a decrease in accounts receivable in the amount of ($63,520); an increase in prepaid expenses in the amount of $30,423; and a decrease in accounts payable in the amount of 4237,407.

Cash Used for Investing Activities during Fiscal 2003 totaled ($793,019) which consisted almost entirely of expenditures on the Company’s mineral properties and the acquisition of capital assets.

Cash Provided by Financing Activities during Fiscal 2003 was $1,482,667 and consisted entirely of the cash received for the issuance of common-voting shares as described above.

Fiscal 2002 Ended 12/31/2002

As at December 31, 2002, the Company had an accumulated deficit of ($11,790,739) and working capital of $123,831.  Of this amount, $35,021 was represented by cash; $165,248 was represented by accounts receivable; and, $37,193 was represented by prepaid expenses.

During the fiscal year ended December 31, 2002, the Company completed three private placements.

The Company sold 880,000 units at $0.25 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.30 until November 25, 2003.

The Company sold 2,000,000 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.30 until April 23, 2004.

The Company sold 2,262,500 units at $0.29 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.35 until April 26, 2004.

Cash Used for Operating Activities during Fiscal 2002 was ($436,190) including the net loss for the fiscal year of ($995,582).  The adjustments for the fiscal year were: mineral properties written down in the amount of $557,634 and depreciation in the amount of $1,758. Management abandoned these mining claims because of disappointing exploration results.

Changes in non-cash working capital was ($101,404) and consisted of accounts payable in the amount of ($43,454); a decrease in accounts receivable in the amount of ($25,773); a decrease in prepaid expenses in the amount of ($32,177); and an increase in accounts payable in the amount of ($43,454).

Cash Used for Investing Activities during Fiscal 2002 totaled ($792,977) which consisted almost entirely of expenditures on the Company’s mineral properties and the acquisition of capital assets.  (additions to mineral properties were $717,221 and additions to equipment were $540).  The Company also increased its investment in El Arca and the Tronamex Property in the amount of $75,216. This increase occurred because of the ongoing expenditures associated with these two assets.

Cash Provided by Financing Activities during Fiscal 2002 was $1,355,625 and consisted entirely of the cash received for the issuance of common-voting shares as described above.

Fiscal 2001 Ended 12/31/2001

As at December 31, 2001, the Company had an accumulated deficit of ($10,795,157) and a working capital deficit of ($2,627). Of this amount, cash represented $9,967; $139,475 was represented by accounts receivable; and, prepaid expenses represented $5,016.

During the fiscal year ended December 31, 2001, the Company completed two private placement financings and both share purchase options and share purchase warrants were exercised.

The Company sold 200,000 units at $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to purchase one common share at $0.55 until January 18, 2002 or from January 19, 2002 to January 18, 2003 at $0.65.

The Company sold 532,000 units at $0.38 per unit.  Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one common share at $0.38 until July 25, 2002 and from July 26, 2002 to July 25, 2003 at $0.42.

During the fiscal year there were 250,000 share purchase options for proceeds to the Company in the amount of $30,000.

The warrants, which were exercised, were associated with the private placement that took place in 2000 as described earlier on page thirteen.

Cash Used for Operating Activities during Fiscal 2001 was ($184,572) including the net loss for the fiscal year of ($384,541).  The adjustments for the fiscal year were: mining claims abandoned in the amount of $198,684 and depreciation in the amount of $1,285. The mining claims abandoned were the Zacatecas claims in the state of Zacateca. These mining claims were abandoned because of disappointing exploration results.

Changes in non-cash working capital was ($411,863) and consisted of an increase in accounts receivable in the amount of $18,142; an increase in marketable securities in the amount of $329,467; a decrease in prepaid expenses; and, a decrease in accounts payable in the amount of $69,270.

Cash Used for Investing Activities during Fiscal 2001 totaled ($830,522) which consisted almost entirely of expenditures on the Company’s mineral properties. (Additions to mineral properties were $826,072).

Cash Provided by Financing Activities during Fiscal 2001 was $545,160. This consisted entirely of the issuance of shares as described earlier beginning on page thirteen.

US GAAP Reconciliation

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common-voting shares.  The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, for exploration stage properties, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  There were no stock options granted or outstanding during Fiscal 2002/2001/2000.  The first calculation and footnote disclosure was adopted for Fiscal 2003 Ended January 31st.

Recent Accounting Pronouncements Applicable to Us

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  The adoption of SFAS 145 on 5/15/2002 does not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

3/15/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

Alfonso Daco	Director	59	November 1, 1996
Chester F Millar	President & Director	72	February 26, 2004
Raymond J. Mongeau (1)	Director	66	November 29, 1993
Carl Di Placido (1)	Director	53	July 13, 1998
John Steers (1)	Director	67	April 30, 2002
Michelle Evans	Secretary/Treasurer	33	October 16, 1995

(1) Member of the Audit Committee

____________________________________________________________________________________________________________________________________________________________

Alfonso Daco:  Mr. Daco has been a Director of Morgain Minerals since November 1, 1996. He graduated from the University of the Philippines in 1967 with a Bachelor of Science degree in Geology. He has been the Exploration Manager of Minera MGM, S.A. de C.V. (a wholly owned subsidiary of Morgain Minerals) since 1993.  From 1970 until 1993 he was the Exploration Manager for Minerales de Sotula, S.A. de C.V. and from 1967 until 1969 he was and Exploration Geologist for Nippon Mining and Metals Corp.

Chester F. Millar:  Mr. Millar has been the President, Chief Executive Officer and a Director of the Company since February 26, 2004. Mr. Millar is a Professional Engineer who is also the Chairman and President of Alamos Gold Inc., an unrelated public company. He has been involved in bulk heap leaching gold production and the concept of large-scale bulk mining of low-grade oxide gold deposits in the western United States.  Under his guidance, Afton Mines (1968-1973), an unrelated public company; Glamis Gold Ltd., an unrelated public company; and, Eldorado Gold Corporation, an unrelated public, all evolved from small gold producing operations to large scale mining companies. Mr. Millar served as Chairman of Glamis Gold Ltd. from 1985 to 1998 and Chairman of Eldorado Gold Corporation  from 1992 to 1994.

Raymond J. Mongeau:  Mr. Mongeau has been the Chairman and a Director of the Company since June 16, 2003.  From 1989 until June 16, 2003 he was the President and a Director of the Company.  He is a graduate of St. Francis Xavier University with a Bachelor of Science degree in geology that he received in 1961. He also completed one academic year of graduate geology courses and one academic year on a Master theses at the University of Ottawa. From 1984 until he joined Morgain Minerals in 1989, Mr. Mongeau was the President and a Director of Golden Shield Resources Limited, a publicly traded Canadian company. In that capacity he supervised the acquisition, underground development and the feasibility study of the Magino Gold Mine.

Carl Di Placido:  Mr. Placido has been a Director of the Company since July 13, 1998. He graduated from Humber College of Applied Arts and Technology in 1969 where he studied drafting and survey programs. He is the President of Columbia Metals Corporation Limited, a publicly traded mineral exploration company listed on the TSX Venture Exchange. He is also the owner and operator of a private company called Commercial and Residential Real Estate Investments. In addition to serving on the Board of Directors of Morgain Minerals, Mr. Di Placido is also a Director of Virgin Metals Inc., a publicly traded company listed on the TSX Venture Exchange.

John Steers:  Mr. Steers has been a Director of the Company since April 30, 2002. He graduated, with honors, in Geological Sciences from Queen’s University in Kingston, Ontario in 1964. He has been semi-retired since 2000 doing limited consulting work in the area of geology. From 1987 until 2000 he was an independent geological consultant.  He consulted on, and reported on and evaluated, and valuated exploration projects for gold, base metals, and diamonds throughout Canada, the western United States, Mexico, Brazil, Argentina, South Africa and Botswana. From 1979 until 1997 he served as V.P. Exploration, Canada for Getty Mines Ltd., a wholly owned subsidiary of Getty Oil Company.

Michelle D. Evans: Ms. Evans has been the Corporate Secretary and Treasurer of the Company since October 16, 1995. She graduated from Queen’s University in 1996 with a Bachelor of Arts degree majoring in English Language and Literature. Prior to joining the Company she was an office administrator for Columbia Metals Corporation Limited, a publicly traded company with a common director, Mr. Carl Di Placido.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 12/31/2002 was nil.

__________________________________________________________________________  ____

________________________________________________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  900,000 stock options were granted or exercised during Fiscal 2002.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Raymond Mongeau, Carl Di Placido and John Steers.   The Audit Committee met one time during Fiscal 2003 and one time in Fiscal 2002.

6.D.  Employees

As of 3/15/2004, the Company had no employees, outside of independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 3/15/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Raymond Mongeau (1)	2,138,536	5.3%
Common	Chester F. Millar (2)	3,029,000	7.5%
Common	Carl Di Placido (3)	650,000	1.6%
Common	Alfonso Daco (4)	650,000	1.6%
Common	John Steers	Nil
Common	Michelle Evans (5)	150,000	<1%

	Total Directors/Management 5% Holders		16%

(1) 300,000 represent currently exercisable share purchase options and 680,000 represent currently exercisable share purchase warrants;

(2) 200,000 represent currently exercisable share purchase options and 1,050,000 represent currently exercisable share purchase warrants;

(3) 250,000 represent currently exercisable share purchase options and 400,000 represent currently exercisable share purchase warrants;

(4) 650,000 represent currently exercisable share purchase options; and,

(5) 150,000 represent currently exercisable share purchase options.

# Based on 39,230,289 shares outstanding as of 3/15/2004 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock Options.

Description of the Company’s Stock Option Plan:

At the Company’s annual general meeting held on June 18, 2000, shareholders approved the adoption of the 2000 Share Incentive Plan (the “Plan”) in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

The Plan provides that the Board of Directors of the Company may from time to time grant options to acquire all or part of the shares subject to the Plan to any person who is an employee or director of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management, financial and technical, consulting or like services for the Company or any of its subsidiaries.  The Plan does not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of options.  The term of any option granted shall generally be five years but shall not exceed 10 years from the date such option is granted, but may be reduced with respect to any such option as follows:

(a)

if an optionee should die while employed by or providing services to the Company or while a director of the Company or a subsidiary of the Company, any option held by him at the date of death shall become exercisable le, whether or not the Optionee was eligible to exercise the Option at the date of the Optionee’s death, in whole or in part but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or laws of descent and distribution.  All such options shall be exercisable only for six months after the date of death or prior to the expiration of the option period in respect thereof, whichever is sooner unless the directors otherwise determine to extend such period; and,

(b)

if an optionee ceases to be employed by or provide services to the Company (other than as a result of termination with cause) or ceases to act as a director of the Company or a subsidiary of the Company, an option held by such optionee may be exercised following the date on which such optionee ceases to be so employed or providing services or ceases to be a director, as the case may be for a period of thirty days (unless the directors determine to extend this period in special circumstances) but only to the extent that the optionee was eligible to exercise the option at the date the optionee ceased to be employed by or providing services or act as a director of the Company or a subsidiary of the Company.

Except as otherwise provided elsewhere in the Plan, the options shall be cumulatively exercisable in installments over the option period at rate to be fixed by the Board.  Options may be exercised from time to time as to the total percentage of shares exercisable as fixed by the Board, or any lesser amount thereof.  No option shall be exercisable after the fifth anniversary of the granting of an option.

The subscription price for shares acquired pursuant to options granted under the 1999 Plan will be:

(a)

the average closing price per share for the common shares on the TSX Venture Exchange for the ten previous trading days before the date of grant of the option subject to a $0.15 per share minimum; or,

(b)

if the Company is not listed on the TSX Venture Exchange or other stock exchange, then at the fair market value as determined by the directors in their good faith discretion.

A majority of the common shares that may be allocated for issue under the Plan may be issuable to insiders and employees of the Company.  A maximum of 5% of issued and outstanding share position of the Company shares will be reserved under the Plan without further shareholder’s approval being sought and obtained.

The Plan also provides that:

(a)

the number of common shares that may be reserved for issuance under the Plan pursuant to share compensation arrangements (including stock options under any pre-existing share compensation arrangement) granted to insiders and employees will not exceed 10% of the number of common shares issued and outstanding at any time;

(b)

the number of common shares that may be issued to insiders and employees within a one year period may not exceed 10% of the issued and outstanding common shares (or 5% to any one insider and his associates); and,

(c)

the number of common shares that may be reserved for issuance to any one insider and such insider’s associates pursuant to share compensation arrangements (including stock options under any pre-existing share compensation arrangement) may not exceed within one year 5% of the issued and outstanding common shares;

(d)

the aggregate number of common shares reserved for issuance pursuant to share compensation arrangements shall not exceed 10% of the Company’s issued and outstanding shares;

and in no event may the number of common shares reserved for issuance to any one person pursuant to a stock option exceed 5% of the issued and outstanding common shares at any time.

The Company is in view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry.  Directors shall also have the authority to amend the Plan to reduce, but not increase the benefits to its participants and effectiveness of the Plan is subject to prior acceptance by the TSX Venture Exchange.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 3/15/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date

Raymond Mongeau, Director	200,000 100,000	$0.25 $0.25	7/7/00 8/12/99	7/7/05 8/12/04
Chester F. Millar, President, CEO, Director	200,000	$0.30	2/10/04	2/10/09
Carl Di Placido	250,000	$0.25	9/10/03	9/10/08
Alfonso Daco	400,000 50,000 200,000	$0.27 $0.25 $0.25	9/10/03	9/10/08
Michelle Evans	150,000	$0.25	8/12/99	8/12/04
Consultant	150,000	$0.45	8/12/99	8/12/04
Consultant	50,000	$0.50	3/2/00	3/2/05
Consultant	100,000	$0.25	9/10/03	9/10/08
Consultant	50,000	$0.25	12/4/01	12/4/06
Consultant	150,000	$0.27	8/11/01	8/11/06
Consultant	150,000	$0.30	4/10/02	4/10/07
Consultant	150,000	$0.30	1/15/01	1/15/06
Consultant	150,000	$0.35	1/30/99	1/30/04
Consultant	50,000	$0.30	2/03/04	2/03/09
Employees	650,000	$0.38	2/25/04	2/25/09
Total Officers/Directors	1,550,000
Total Consultants	1,650,000
Total	3,200,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common-voting shares, refer to Table No. 7 for additional information.

______________________________________________________________________________

	Shares Owned 12/31/2003	Shares Owned 12/31/2002	Shares Owned 12/31/2001

R.J. Mongeau	1,158,536	1,146,536	1,377,369
Alfonso Daco	Nil	Nil	Nil
Carl Di Placido	481,000	181,000	181,000
Michelle Evans	Nil	Nil	51,000
Chester F. Millar (1)	Nil	Nil	Nil

(1) As of March 29, 2004, Mr. Millar owned 1,779,000 common shares of the Company and was granted 200,000 share purchase options and held 1,050,000 share purchase warrants.

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 1/23/2004, the Company’s shareholders’ list showed 39,230,289 common-voting shares outstanding and 126 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 88 “holders of record" resident in Canada, holding 33,393,925 common-voting shares; 36 “holders of record" resident in the USA, holding 5,778,261 common-voting shares; and 2 “holders of record” in located in other parts of the world holding 58,103 common-voting shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 300 beneficial owners of its common-voting shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Accounting Fees

The Company paid accounting fees of $10,700 and $7,700 to David Henderson during Fiscal 2002 and Fiscal 2001, respectively.

Indirect Payments

---No Disclosure Necessary---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

---No Disclosure Required---

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of David Henderson, independent Chartered Accountant, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Years ended 12/31/03, 12/31/02

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common-voting shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Canada, under the symbol "MGM".  The initial public offering was effective on the Vancouver Stock Exchange in 1983.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange for actual trades of common-voting shares of the Company for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 9

TSX Venture Exchange

Common-voting Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:
03/31/2004	$0.67	$0.46
02/29/2004	$0.55	$0.27
01/31/2004	$0.36	$0.23
12/31/2003	$0.40	$0.28
11/30/2003	$0.36	$0.30
10/31/2003	$0.35	$0.28

Fiscal Quarters:
03/31/2004	$0.67	$0.23
12/31/2003	$0.40	$0.28
09/30/2003	$0.33	$0.14
06/30/2003	$0.22	$0.14
03/31/2002	$0.40	$0.18
12/31/2002	$0.31	$0.15
09/30/2002	$0.42	$0.20
06/30/2002	$0.47	$0.20
03/31/2002	$0.39	$0.15
12/31/2001	$0.39	$0.15

Annual (Fiscal Year):
12/31/2003	$1.75	$0.21
12/31/2002	$0.38	$0.17
12/31/2001	$0.82	$0.31
12/31/2000	$0.95	$0.35
12/31/1999	$2.90	$0.71

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  Representatives of member firms and the public govern it.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

The Canadian Investor Protection Fund (“CIPF”) protects investors in Canada.  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Common-voting Share Description

All of the authorized common-voting shares of the Company.  Once issued, the  Common-voting shares rank equally as to dividends, voting powers, and participation in assets.  Holders of common-voting stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common-voting stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Canada Business Corporations Act (“Corporations Act”).  Unless the Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common-voting shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 3/15/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 3/15/2004, the Company was aware of 119 holders of its 13,604,729 share purchase warrants, all of whom were resident in Canada.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

04/23/02	2,000,000	2,000,000	$0.30	$0.30	04/23/04
08/26/02	2,000,000	2,000,000	$0.35	$0.35	08/26/04
08/26/02	210,000	210,000	$0.29	$0.29	08/26/04
08/08/03	7,380,000	7,380,000	$0.17	$0.22	08/08/04 & 08/08/05
08/08/03	942,229	942,229	$0.17	$0.22	08/08/04 & 08/08/05
02/05/03	200,000	200,000	$0.36	$0.36	02/05/05
01/05/03	400,000	400,000	$0.30	$0.30	01/05/05

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common-voting shares trade on the TSX Venture Exchange in Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2003, 12/31/2002, and 12/31/2001, there were an unlimited number of common voting shares without par value authorized.  At these dates, there were 39,230,289, 29,228,060, and 24,085,560 common voting shares without par value issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common-voting shares and Special Warrants; and shares issued upon conversion of warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

Fiscal 1998	Nil	Nil	Nil
Fiscal 1999	Special Warrant Adjustment	7,934	Nil
Fiscal 2000	Exercise of Options Private Placement	300,000 2,000,000	$135,000 $600,000
Fiscal 2001	Exercise of Options Exercise of Warrants Private Placement Private Placement	250,000 75,000 200,000 532,000	$30,000 $30,000 80,000 $202,160
Fiscal 2002	Private Placement Private Placement Private Placement	880,000 2,000,000 2,262,500	$220,000 $600,000 $656,125
Fiscal 2003	Private Placement Private Placement Exercise of Warrants	400,000 8,322,229 880,000	$120,000 $885,600 $264,000

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia. Under a resolution passed by the Shareholders at the Annual General Meeting on July 19, 1997, the Shareholders of the Company approved the continuation of the Company under the Canada Business Corporations Act. (“Corporations Act”)

According to the Company’s Articles, “There are no restrictions on the business of the Company.”

According to Part 6– DIRECTORS – of the Articles of the Company, Section 54:

a.

A Director who is interested in a proposed contract or transaction or other business to be considered or conducted at a meeting of the board and who has disclosed his interest in accordance with the provisions of the Company Act will be counted in the quorum at any meeting of the board at which the proposed contract or transaction or such other business is considered, approved or otherwise acted upon.

The issue of borrowing capital is addressed in Part 8 – “Borrowing and Mortgaging” of the Company’s articles:

65. “The board may from time to time at its discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of such sum or the performance of any other obligation of the Company in such manner and upon such terms and conditions in all respects as the board thinks fit, and without limiting the generality of the foregoing, by the issue of bonds, debentures, or other instruments, or any mortgage or charge, whether specific or floating, or other security on the undertaking of the whole or any part of the property of the company, both present and future”.

66. “The board may make any such bond, debenture, or other instrument, mortgage or charge, or any other security by its terms assignable free from any equity between the Company and the person to whom it is issued, or any other person who lawfully acquires the same by assignment, purchase or otherwise”.

67. “The board may authorize the issue of any such bond, debenture, or other instrument, mortgage, charge or other security at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attendance at general meetings of the Company, and otherwise as the board determines at or before the time of issue.”

The common Shares of the Company carry and are subject to the following rights, privileges, restrictions and conditions:

a.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company after payment of all of the Company’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

The first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the Ontario Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians.  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common-voting shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended January 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common-voting shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common-voting shares.  The gain or loss will be a capital gain or capital loss if the Company's common-voting shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common-voting shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 1/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was David Henderson, Chartered Accountant, Suite 903,347 Bay Street Street, Toronto, Ontario, Canada, M5H 2R7.  He is a member of the Canadian Institute of Chartered Accountants.  His audit report for Fiscal 2003/2002/2001 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A. Audit Committee Financial Expert –-Not Applicable--

ITEM 16B. Code of Ethics –-Not Applicable-—

ITEM 16C. Principal Accountant Fees and Services -–Not Applicable--

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

          --Not Applicable--

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of David Henderson, independent Chartered Accountant, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report dated March 15, 2004

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated March 15, 2004

Consolidated Balance Sheets as at December 31, 2003 and 2002

Consolidated Statements of Loss and Deficit for the Years ended December 31, 2003,2002 and 2001

Consolidated Statements of Cash Flows for the Years ended December 31, 2003, 2002 and 2001

Notes to the Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1. Articles of Incorporation/Bylaws as currently in effect: 1.1. Certificate of Incorporation and Articles dated May 4, 1983 1.2. Certificate of Continuance and Articles dated July 30, 1997

2. Instruments defining the rights of holders of equity or debt securities being registered. ---Refer to Exhibit No. 1---

3. Noting Trust Agreements – No Disclosure Necessary

4. Material Contracts – No disclosure Necessary

5. Foreign Patents – No Disclosure Necessary

6. Earnings Per Share Calculation – No Disclosure Necessary

7. Ratio of Earnings to Fixed Charges – No Disclosure Necessary

8. List of Subsidiaries

9. Statement Regarding Date of Financial Statements – No Disclosure Necessary

10. Additional Exhibits

a. Notice/Information Circular for AGM held 6/27/2003

b. Consent of Auditor, David Henderson

MORGAIN MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AUDITOR'S REPORT

To the Shareholders,

Morgain Minerals Inc.

I have audited the consolidated balance sheets of Morgain Minerals Inc. as at December 31, 2002 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards.  Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                                                                        David J. Henderson (signed)

Toronto, Canada,

March 15, 2004.

                                                                      Chartered Accountant.

MORGAIN MINERALS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002

ASSETS

Current assets
Cash	$ 284,674	$ 35,021
Accounts receivable (note 3)	228,768	165,248
Loan to director (note 4)	40,000	-
Prepaid expenses	6,770	37,193
	560,212	237,462
Investment (note 5)	1	636,774
Mineral properties and deferred expenditures (note 6)	2,044,047	2,775,175
Capital assets (note 7)	8,574	3,923
	$ 2,612,834	$ 3,653,334

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 8)	$ 351,038	$ 113,631

SHAREHOLDERS' EQUITY

Share capital (note 9)
Issued 39,230,289 common shares	16,813,109	15,330,442
Deficit	14,551,313	11,790,739
	2,261,796	3,539,703
	$ 2,612,834	$ 3,653,334

Approved on behalf of the Board:

Raymond Mongeau, Director (signed)

Carl Di Placido, Director (signed)

See accompanying notes to consolidated financial statements.

MORGAIN MINERALS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Years ended
	December 31,
	2003	2002

Income
Interest	$ 3,782	$ -
Other income	21,350	38,578
	25,132	38,578
Expenses
Administrative	547,479	387,302
Mineral properties written off	1,503,779	557,634
Write down of investment in El Arca (note 4)	650,285	-
Bank charges and exchange	1,362	689
Professional fees	80,596	86,777
Depreciation	2,205	1,758
	2,785,706	1,034,160
Net loss for the year	2,760,574	995,582
Deficit, beginning of the year	11,790,739	10,795,157
Deficit, end of the year	$ 14,551,313	$ 11,790,739

Loss per share	$ 0.08	$ 0.04

See accompanying notes to consolidated financial statements

MORGAIN MINERALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	December 31,
	2003	2002

Cash provided by (used for):
Operations
Loss for the year	$(2,760,574)	$(995,582)
Less: Items not affecting cash
Depreciation	2,205	1,758
Mineral properties written off	1,503,779	557,634
Write down of investment	650,285	- _
	(604,305)	(436,190)
Changes in other current assets and liabilities
Accounts receivable	(63,520)	(25,773)
Loan to director	(40,000)	-
Prepaid expenses	30,423	(32,177)
Accounts payable	237,407	(43,454)
	164,310	(101,404)
	(439,995)	(537,594)
Financing
Shares issued	1,482,667	1,476,125
Funds advanced for purchase of shares	- _	(120,500)
	1,482,667	1,355,625
Investments
Mineral properties and deferred expenditures	(772,651)	(717,221)
Increase in investment	(13,512)	(75,216)
Purchase of capital assets	(6,856)	(540)
	(793,019)	(792,977)
Increase (decrease) in cash	249,653	25,054
Cash, at beginning of year	35,021	9,967
Cash, at end of year	$ 284,674	$ 35,021

See accompanying notes to consolidated financial statements.

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.

Consolidation

(a)

The financial statements include the accounts of the Company's wholly-owned subsidiary Minera MGM, S.A. de C.V., (Minera) of Sonora, Mexico.

(b)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company’s ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

2.

Accounting policies

(a)

Mineral properties

Interests in these properties are carried at cost including exploration expenditures.  It is the intention that the acquisition cost and related deferred exploration expenditures would be amortized against income from future mining operations. Acquisition costs and related deferred exploration expenditures are written off at the time an entire group of mining claims has been disproved or abandoned.

(b)

Foreign exchange

The financial statements of Minera MGM, S.A. de C.V. have been translated into Canadian dollars as follows:

                                         Current assets and liabilities - at year end exchange rates.

                                         Other assets and liabilities - at historical average exchange rates.

(c)

Capital assets

Capital assets are recorded at cost. Depreciation is calculated at 30% per year on equipment.

(a)

Stock-based compensation

In December 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” Effective for the Company’s fiscal year beginning January 1, 2002, the new Section requires the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the Section encourages, but does not require, that a fair-value based approach be used.

The Company records no expense when it issues options. Accordingly, the Section requires that the Company disclose pro forma net earnings and earnings per share data as if the fair-value based approach were used for options granted in 2002 (note 9(c)). Disclosure of 2001 fair value information is not required and has not been shown.

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MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

Accounts receivable

Included in accounts receivable is approximately $139,000 of sales taxes recoverable from the Mexican government. The Company expects a significant amount to be repaid in the next six months.

4.

Loan to director

During the year, the Company loaned $40,000 to a director to purchase shares in the company. The loan bears interest at 3% per annum. The loan will be repaid by March 31, 2004.

5.

Investment

Investment in Compania Minera El Arca S.A. de C.V. (El Arca)

The investment consists of:

	2003	2002
Purchase of shares	$ 226,128	$ 226,128
Advances for operation and upgrade of mill (net)	424,158	410,646
	650,286	636,774
Less write down	650,285	-
	$ 1	$ 636,774

The Company is involved with ongoing litigation with the former owner of the El Arca Mill. The court has ruled in favour of the company. However, the former owner has appealed this decision (note 14 (c)).

The El Arca mill (under court appointed intervener) has been on standy for the past year on account of lower silver prices.

1.

Mineral properties and deferred exploration expenditures

	Balance			Balance
	January 1,		Written	December 31,
Project	2003	Additions	Off	2003
Mexico
a) Trona (net)	$ 325,775	$ 77,258	$ 403,033	$ -
b) Vat Leach (La Sauceda)	325,724	13,876	339,600	-
c) El Arca Mill	502,599	21,880	524,479	-
d) Gypsum	104,555	228	104,783	-
e) El Compa	1,064,218	1,445	-	1,065,663
f) Cuatro Hermanos	277,322	17,613	-	294,935
g) El Cairo	174,982	462,859		637,841
Others	-	177,492	131,884	45,608
	$ 2,775,175	$ 772,651	$ 1,503,779	$ 2,044,047

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MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

6. Mineral properties and deferred exploration expenditures, continued

A brief description of each property follows:

(a)

Trona production has been inactive since heavy rains flooded the trona-rich lagoons in the summer of 2003 (note 14(a)).

(b)

The plant is on standby on account of low silver prices (note 14(b)).

(c)

The plant is presently on standby (notes 5 and 14(c)).

(d)

The property is presently inactive.

(e)

The Company holds a 100% interest in the El Compa Gold Project located in the Sahuaripa area approximately 200 km due east of Hermosillo, State of Sonora, Mexico (note 13(c)).

(f)

The Company holds a 100% interest in the Cuatro Hermanos copper property, located in the State of Sonora, Mexico.

(g)

The El Cairo gold mine is being prepared for production subject to conducting a bulk test to determine the metalurgical parameters (note 13(b)).

7.

Capital assets

2003 2002
Accumulated
	Cost	Depreciation	Net	Net
Equipment	$ 28,429	$ 19,855	$ 8,574	$ 3.923

8.

Accounts payable and accrued liabilities

This item includes accrued remuneration of $144,000 owing to two directors for services rendered.

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MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

9.

Share capital

(a)

Share capital consists of the following:

Authorized:  unlimited common shares

Issued:	2003		2002
	# Shares	$	# Shares	$
Balance, January 1	29,228,060	15,330,442	24,085,560	13,854,317
Options exercised	-	-	-	-
Warrants exercised	880,000	264,000	-	-
Private placement (note 4)	400,000	100,000	880,000	220,000
Private placement	400,000	120,000	2,000,000	600,000
Private placement (1)	8,322,229	998,667	2,262,500	656,125
Balance, December 31	39,230,289	16,813,109	29,228,060	15,330,442

(1) Includes broker’s remuneration of 942,229 shares for $113,112.

(b)

The following warrants are outstanding:

	Exercise	Number of
Expiry Date	Price	Shares
April 23, 2004	$0.30	2,000,000
**August 8, 2004/5	$0.17	8,322,229
August 26, 2004	$0.35	2,262,500
* August 26, 2004	$0.35	210,000
January 5, 2005	$0.30	400,000
February 5, 2005	$0.36	200,000

  * Broker warrants

** May be exercised for $0.22 per share from August 9, 2004 to August 8, 2005. Also includes 942,229 broker warrants

(c)

The following is a summary of options:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Outstanding, beginning of year	2,550,000	$0.37	2,400,000	$0.41
Cancelled/expired	(150,000)	$0.45	(750,000)	$0.35
Exercised	-	-	-	-
Granted	1,100,000	$0.26	900,000	$0.31
Outstanding, end of year	3,500,000	$0.30	2,550,000	$0.39

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MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

9.

Share capital, continued

At December 31, 2003 and 2002, the following options were outstanding to directors, officers and employees.

	Exercise	Number of Number of
Expiry Date	Price	2003 2002
July 17, 2003	$0.45	- 150,000
January 30, 2004	$0.35	150,000 -
August 12, 2004	$0.45	150,000 150,000
August 12, 2004 2)	$0.25 1)	300,000 300,000
March 2, 2005	$0.50	50,000 50,000
July 7, 2005 2)	$0.25 1)	300,000 300,000
January 15, 2006	$0.30	150,000 150,000
February 11, 2006 2)	$0.25 1)	150,000 150,000
August 11, 2006	$0.27	550,000 550,000
December 4, 2006 2)	$0.25 1)	50,000 50,000
April 10, 2007	$0.30	150,000 150,000
July 7, 2007	$0.35	150,000 150,000
December 19, 2007	$0.30	400,000 400,000
September 10, 2008 2)	$0.25	950,000 - _
		3,500,000 2,550,000

1)

During the year the exercise prices were amended from $0.37 - $0.65 to $0.25.

2)

Subject to regulatory approval and certain options also subject to disinterested shareholder approval.

Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted, the Company’s results would have been as follows:

	2003	2002
Fair value of options granted in 2002	$ 217,000	$ 160,000
Pro forma loss	$2,977,574	$1,155,582
Pro forma loss per share	$ 0.09	$ 0.04

The fair value of stock options granted was estimated using the Black-Scholes option pricing model on the date of grant with the following weighted average assumptions:

	2003	2002
Stock price at grant date	$0.26	$0.28
Exercise price	$0.26	$0.31
Expected life of options (years)	4.45	5
Expected stock price volatility	118%	121%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.77%	4.35%

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

10.

Related party transactions

During the year, directors were paid or accrued approximately $239,000 (2002 - $107,000) for geological and administrative services in Canada and Mexico. See also notes 4 and 8.

11.

Financial instruments

The carrying value of cash, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

12.

Income taxes

The Company estimates that a total of approximately $5,336,000 of various classes of exploration expenses are available for carryforward to apply against taxable income of subsequent years. Non-capital losses total $1,032,000 and expire over years extending to 2010.

13.

Commitments

The Company has the following commitments:

(a)

Lease of office space: approximately $41,000 annually until July 2005.

(a)

El Cairo property: The company has agreed to acquire the Madina claims surrounding the El Cairo property. This requires final payments of US$40,000 and US$101,750 in June and September 2004 respectively. The company is to pay a royalty of US$5.50 per ounce of gold produced from the Madina property.

In addition, the company has agreed to the rental of the surface land, with a starting payment of US$10,000 plus US$3,000 per month commencing June 1, 2004 until completion of the project.

(b)

El Compa property: The Company has entered into an option agreement with Colombia Metals Corporation Limited (Colombia), which will enable Colombia to earn up to a 60% undivided interest in the El Compa Gold Project in Mexico. The agreement requires Colombia to meet certain criteria over a three-year period or spend a total of US$1 million on the property in the same period.

14.

Contingent liabilities

(a)

Trona property: A major industrial company in Mexico has sued one of Minera’s employees and likewise the State of Sonora has sued another of Minera’s employees. These legal activities are progressing in the courts. The company does not expect to incur any significant liabilities.

(b)

Vat Leach (La Sancoda) property: The property is rented from Ejido Sauceda de la Borda Group (SBG)

An outside party is claiming to be the rightful owner of the plant, but the Company’s Mexican legal representatives are of the opinion that the agreement between the Company and SBG is binding and SBG is the rightful owner.

The plant is on standby and rent will not be paid until this matter is resolved.

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MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

14.

Contingent liabilities, continued

(c)

El Arca mill: The company is awaiting the court’s decision regarding the appeal of an earlier court decision that favoured the company. The company expects to receive a further favourable decision
(note 5).

15.

Subsequent events

(a)

On January 30, 2004, the directors authorized a private placement of 2,500,000 units, consisting of one common share and one share purchase warrant at a price of $0.30 per unit. The warrants are exercisable to January 29, 2005 at $0.35 each.

(b)

The following options have been granted to consultants, directors and employees of the company:

Date Granted	Price	Shares	Expiry Date
January 29, 2004	$0.30	400,000	January, 2009
February 10, 2004	$0.30	50,000	February 3, 2009
February 26, 2004	$0.38	700,000	February 25, 2009

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Morgain Minerals Inc.

Registrant

Dated May 4, 2004     Signed: /s/ Raymond Mongeau

                                  Raymond Mongeau,

                                  Chairman

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